EXHIBIT 99.1

Yamana Gold to Provide  2020 Fourth Quarter and Full Year Preliminary Production Results and Update Production Guidance on January 25; a Corporate Update Event Will Follow on January 26

TORONTO, Jan. 13, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”)  plans to release its 2020 fourth quarter and full year preliminary production results along with three-year production guidance and a 10-year production overview after the market close on January 25, 2021.

A corporate update will follow on Tuesday, January 26, 2021, from 10:00 am-12:00 pm ET (3:00-5:00 pm GMT) during which the Company will share its strategic priorities, provide an operational update, and discuss its long-term production outlook from 2021 onward. The event will be accessible via conference call or webcast. Please see details below.

Details of Corporate Update Conference Call:

Toll Free (North America):	1-800-898-3989
Toronto Local and International:	416-406-0743
Toll Free (UK) Passcode: Webcast:	00-80042228835 7015536# www.yamana.com

Conference Call Replay
Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK) Passcode:	00-80033663052 4698827#

The conference call replay will be available from January 26, 2021, until 11:59 p.m. ET (5:00 am GMT) on February 26, 2021.

About Yamana Gold
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
+1 416-815-0220
1-888-809-0925
Email: investor@yamana.com

Tavistock (UK Public Relations)
Charles Vivian / Emily Moss
Telephone: +44 7977 297 903 / +44 778 855 4035
Email: yamana@tavistock.co.uk

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900